Exhibit 12.1

Omnicare, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	For the Years Ended December 31,					Nine Months Ended September 30,

	1997	1998	1999	2000	2001	2001	2002

Income before Income Taxes (1)	$95,933	$135,866	$91,671	$77,523	$119,785	$82,272	$140,625
Add:
Interest Expense	6,556	23,611	46,166	55,074	56,324	42,525	42,990
Interest Portion of Rent Expense	4,448	6,838	8,436	9,300	9,033	6,106	7,691

Income, as Adjusted	$106,937	$166,315	$146,273	$141,897	$185,142	$130,903	$191,306

Fixed Charges
Interest Expense	$6,556	$23,611	$46,166	$55,074	$56,324	$42,525	$42,990
Capitalized Interest	744	976	1,688	0	0	0	0
Interest Portion of Rent Expense	4,448	6,838	8,436	9,300	9,033	6,106	7,691

Fixed Charges	$11,748	$31,425	$56,290	$64,374	$65,357	$48,631	$50,681

Ratio of Earnings to Fixed Charges (2)	9.1x	5.3x	2.6x	2.2x	2.8x	2.7x	3.8x

(1)	Includes certain special items such as restructuring and other related charges, pooling-of-interests acquisition expenses and other expenses. See the “Notes to Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which appear in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 for a further description of these special items.

(2)	The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes plus fixed charges (excluding capitalized interest expense) by fixed charges. Fixed charges consist of interest expense on debt (including amortization of debt expense and capitalized interest) and one-third (the proportion deemed representative of the interest portion) of rent expense.